TORRENT ENERGY CORPORATION

April 27, 2006

BY EDGAR AND FAX

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549-7010

Attention:	Donald F. Delaney

Staff Accountant

Dear Sirs:

Torrent Energy Corporation

Item 4.01 Form 8-K/A

Filed April 7, 2006

File No. 000-19949

Dear Mr. Delaney:

We write in response to your letter dated April 7, 2006. We have amended our Current Report on Form 8-K/A which now includes the letter from Ernst & Young LLP, our former auditor, which indicates agreement with our Form 8-K/A filed today. We have filed the Form 8-K/A and auditor’s letter via Edgar. Clean and black-lined versions of the Form 8-K/A and auditor’s letter accompany this letter.

Yours sincerely,

TORRENT ENERGY CORPORATION

/s/ John D. Carlson

John D. Carlson

President and Chief Executive Officer

Torrent Energy Corporation	4100-194th Street SW, Lynnwood, WA, 98036	Office: 425.774.9780	www.torrentenergy.com